NEWS RELEASE

TSX - FR	March 20, 2023
NYSE - AG
Frankfurt – FMV

First Majestic Temporarily Suspends Mining Activities at Jerritt Canyon

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) announces today it is taking action to reduce overall costs by reducing investments, temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately.

Over the past 22 months since the acquisition of the Jerritt Canyon Gold Mine in Nevada, the Company has been focused on increasing underground mining rates in order to sustainably feed the processing plant at a minimum of 3,000 tpd in order to generate free cash flow as our plans suggested. Despite these efforts, mining rates have remained below this threshold and cash costs per ounce have remained higher than anticipated primarily due to ongoing challenges such as contractor inefficiencies and high costs, inflationary cost pressures, lower than expected head grades and multiple extreme weather events affecting northern Nevada, which have compounded conditions and caused material headwinds for the operation.

“The decision to temporarily suspend mining activities at Jerritt Canyon, which represented approximately 21% of the Company’s 2022 revenue, was driven by our goal to produce profitable ounces across the Company,” stated Keith Neumeyer, President and CEO. “Since the acquisition in 2021, we have invested heavily at Jerritt Canyon and have been successful in executing several key projects. We rehabilitated and reopened the West Generator and Saval II underground mines and have successfully upgraded and modified the roaster and refinery off-gas handling systems to insure we remain fully compliant with all state and federal air quality standards. The team at Jerritt Canyon has helped the Company achieve significant milestones and we are thankful for their service. While mining activities have temporarily stopped, processing of the remaining surface stockpiles will occur for the next couple of months. The Company will continue exploring both near-mine and prospective regional greenfield targets to grow Jerritt Canyon’s resources, which we believe will significantly enhance the economics for the eventual restart of operations.”

During the suspension, the Company intends to process approximately 45,000 tonnes of aboveground stockpiles through the plant. Exploration activities are expected to also continue throughout 2023 with additional plans to:

•Explore for new regional discoveries and expand current known reserves and resources.
•Analyze the optimization of bulk mining and cost-effective mining methods.
•Conversion of inferred and indicated resources into measured resources.
•Reduce mining costs through adopting self-perform mining and improve contractor rates and terms.
•Continue modernizing the processing plant to be able to better withstand severe weather conditions.

As a result of the suspension, the Company’s previous production and cost guidance for Jerritt Canyon can no longer be relied upon. Guidance for the Company’s Mexican operations remain current and a revised consolidated production and cost guidance, including capital investments, are expected to be published in July.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.52.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: commercial mining operations; capital projects; cash flow; costs; the timing and amount of estimated future production; exploration activities; success of finding new orebodies, throughput capacity; upgrading resources; ore feed and grades, if any. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage; conditions in the market for the Company’s shares and the equity markets in general; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company notes that changes in climate conditions could adversely affect the business and operations through shifting weather patterns, environmental incidents, and extreme weather events. This can include changes in snow and precipitation levels, extreme temperatures, changing sea levels and other weather events which can result in frozen conditions, flooding, droughts, or fires. Such conditions could directly or indirectly impact our operations by affecting the safety of our staff and the communities in which we operate, disrupting safe access to sites, damaging facilities and equipment, disrupting energy and water supply, creating labor and material shortages and can cause supply chain interruptions. There is no assurance that the Company will be able to successfully anticipate, respond to or manage risks associated with severe climate conditions. Any such disruptions could have an adverse effect on the Company’s operations, production, and financial results.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.
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